Exhibit 99.5

ECOLAB SAVINGS PLAN AND ESOP

2006

Fourth Amendment

Pursuant to Section 10.2 of the Ecolab Savings Plan and ESOP - 2006 Restatement, the Company amends the Plan as provided below.

A.  Discretionary Amendments.

1.  Section 3.4 is amended to read as follows, effective as of the date of this amendment.

3.4.         Rollovers

(A)          A Participant may, with the prior consent of the Administrator, contribute to the Trust, within 60 days of receipt,

(1)           an Eligible Rollover Distribution, excluding after-tax contributions, from a plan qualified under Code section 401(a), an annuity plan under Code section 403(b), an annuity contract under Code section 403(a), or an eligible deferred compensation plan under Code section 457(a) maintained by a governmental employer described in Code section 457 (e)(1)(A); or

(2)           the balance of an individual retirement account to which the only contributions have been one or more Eligible Rollover Distributions described in clause (1), excluding after-tax contributions.

(B)           Any contribution to the Trust pursuant to Subsection (A) must be made in cash; provided, however, that to the extent and subject to the conditions prescribed by the Administrator, a rollover contribution made in conjunction with a business acquisition may include a Participant’s loans from the prior plan or other in kind assets.

(C)           Any funds received by the Trust under this Section will be credited to the Participant’s Rollover Account.

2.  Clause 6.7(A)(4) is amended to read as follows, effective as of the date of this amendment.

(4)           No borrower may have outstanding at any time more than one loan with a maturity date more than five years from the date of the loan or more than one loan with a maturity date five years or less from the date of the loan; provided that this limitation will not prohibit a rollover contribution to the Plan that includes loans exceeding this limitation.

3.  Section 11.16 is amended to read as set forth below.  The revision of Subsection (B) will be effective as of January 1, 2007.  The addition of Subsection (C) will be effective with respect to distributions made after the date of this amendment.

11.16.     Eligible Rollover Distribution.

(A)          An “Eligible Rollover Distribution” means any distribution to a Participant, to a Participant’s surviving spouse or to an Alternate Payee who is the Participant’s spouse or former spouse; except that such term does not include—

(1)           any distribution which is one of a series of substantially equal periodic payments (not less frequently than annually) made—

(a)           for the life (or life expectancy) of the Participant or the joint lives (or joint life expectancies) of the Participant and a Beneficiary, or

(b)           for a specified period of 10 years or more;

(2)           any distribution to the extent it is required by Code section 401(a)(9),

(3)           any elective distribution of Company stock dividends from the ESOP, and

(4)           any hardship distribution described in Code section 401(k)(2)(B)(i)(IV).

(B)           A portion of a distribution shall not fail to be an Eligible Rollover Distribution merely because the portion consists of after-tax employee contributions that are not includible in gross income.  Such after-tax portion may be transferred only to an individual retirement account or annuity described in Code section 408(a) or (b), or to a qualified trust described in Code section 401(a) that is exempt from tax under Code section 501(a) or an annuity contract described in Code section 403(b) if such trust or contract provides for separate accounting for amounts so transferred (and earnings thereon), including separate accounting for the portion of such distribution that is includible in gross income and the portion of such distribution that is not so includible.

(C)           “Eligible Rollover Distribution” will include a distribution described in this section that is made to a non-spouse beneficiary, but only if the rollover distribution is made in accordance with Code section 402(c)(11) to an individual retirement account or annuity described in Code section 402(c)(8)(B) (i) or (ii) that is identified as an inherited IRA for the beneficiary.

4.             The following section is added to Article 12, effective as of the date of this amendment.

12.12      Qualified Domestic Relations Order Expenses.  Any expenses incurred by the Administrator in connection with a domestic relations order relating to a Participant will be charged against the Participant’s Account.  If any part of a Participant’s Account is assigned to an alternate payee pursuant to a qualified domestic relations order, the expenses not previously charged to the Participant’s Account will, except as the qualified domestic relations order otherwise provides, be charged equally against the Participant’s

Account and the portion allocated to the alternate payee; provided that if either portion of the Account is insufficient to pay the expense so allocated or has been distributed prior to the time the expense is charged, the insufficiency will be charged against the other portion.

B.  Good Faith 401(k) and 401(m) Amendments.  The following amendments are effective as of January 1, 2006.

1.  Subsection 3.1(A) is amended to read:

Subject to the limitations of Article 9, for each Plan Year the Participating Employer of each Participant will make Before-Tax Savings Contributions to the Trust on behalf of such Participant in the amount by which the Participant’s Eligible Earnings have been reduced in accordance with the succeeding provisions of this section.  Before-Tax Savings Contributions will be paid to the Trustee as soon as administratively practicable after the date on which the Participant would have otherwise received the Eligible Earnings with respect to which such contribution is made.  Except as allowed in Treasury Regulations, 401(k) Contributions will not be paid to the Trustee prior to the date the Active Participant performs the services with respect to which the 401(k) Contribution election relates.

2.  Clauses (1) and (2) of Section 3.1(C) are amended to read:

(1)           At least once per Plan Year, an active Participant may make an election to commence Eligible Earnings reductions.  A Participant’s Eligible Earnings reductions will commence on the first payday that follows the processing of the Participant’s election.

(2)           A Participant may change the rate at which Eligible Earnings reductions will be made at any time.  The change will be effective for the first payday that follows the processing of the Participant’s request for such a change.  The Participant’s Eligible Earnings reductions will continue at such changed rate until a further change by the Participant is processed.  Any such change must be to a percentage increment allowed under Subsection (B).

3.  Subsection 3.3(B) is amended to read:

(B)           Matching Contributions for a Participant will be determined for each payroll period on the basis of the Participant’s Eligible Earnings paid and Before-Tax Savings Contributions, including Catch Up Contributions, made for such payroll period.  All Matching Contributions made with respect to a Before-Tax Savings Contribution during a calendar quarter will be paid to the Trustee on such date or dates as the Participating Employer may elect not later than the last day of the succeeding calendar quarter.  Except as allowed in Treasury Regulations, Matching Contributions will not be paid to the Trustee prior to the date the Participant performs the services with respect to which the Matching Contribution election relates.

4.  Section 9.1 is amended to read:

9.1.          Before-Tax Savings Contribution Dollar Limitation

The aggregate amount of Before-Tax Savings Contributions and other “elective deferrals” (within the meaning of the Code section 402(g)(3)) under any other qualified plan maintained by any Affiliated Organization with respect to a Participant for any taxable year of the Participant may not exceed $15,000 (automatically adjusted for increases in the cost of living in accordance with Treasury Regulations).  If the foregoing limitation is exceeded for any taxable year of the Participant, the amount of Before-Tax Savings Contributions in excess of such limitation, increased by Fund earnings or decreased by Fund losses attributable to the excess, will be returned to the Participant.  Such distribution may be made at any time after the excess contributions are received, but not later than April 15 of the taxable year following the taxable year to which such limitation relates.  The amount returned to a Participant who has made elective deferrals for the calendar year other than under this Plan or another qualified plan maintained by an Affiliated Organization will, to the extent of such other elective deferrals, be determined in accordance with written allocation instructions received by the Administrator from the Participant not later than March 1 of the taxable year following the taxable year with respect to which the Before-Tax Savings Contributions were made.

5.  Clause 9.3(C)(2)(a) is amended to read:

(a)           the amount of Before-Tax Savings Contributions made for the Participant, together with earnings on such contributions, will be distributed to the Participant, and any Matching Contributions attributable to the amount so distributed, together with earnings on such contributions, will be forfeited, and

6.  Section 11.42 is amended to read:

11.42.     Termination of Employment

For purposes of determining entitlement to a distribution under this Plan, a Participant will be deemed to have terminated employment only if he or she has terminated his or her employment relationship with all Participating Employers and other Affiliated Organizations or if he or she becomes Disabled.  Neither transfer of employment among Participating Employers and other Affiliated Organizations nor absence from active service by reason of short-term disability leave or any other leave of absence will constitute a termination of employment.    A Participant’s change in status from an Employee to a Leased Employee will not constitute a termination of employment.  The following rules will apply notwithstanding the preceding sentences.

(a)           A Participant who (i) is absent from active service with all Affiliated Organizations by reason of a military leave or (ii) transfers employment on a permanent basis outside of the United States and is not, or ceases to be, a resident alien, will be deemed to have terminated employment for such purpose if he or she has attained age 59 1/2.

(b)           A Participant who transfers employment on a temporary basis to a foreign subsidiary of a Participating Employer or other Affiliated Organization will be deemed not to have terminated employment.

6.  Section 13.1 is amended to read:

13.1.       Merger, Consolidation, Transfer of Assets

If this Plan is merged or consolidated with, or its assets or liabilities are transferred to, any other plan, each Participant will be entitled to receive a benefit immediately after such merger, consolidation or transfer (if such other plan were then terminated) that is equal to or greater than the benefit he or she would have been entitled to receive immediately before such merger, consolidation or transfer (if this Plan had then terminated).  Any amounts so transferred that were subject to distribution limitations of Code section 401(k)(2)(B) in this Plan will continue to be subject to such limitations in the transferee plan. If any other plan is merged into this Plan, any provisions unique to the Accounts resulting from such merger may be set forth in an exhibit, which will be appended to this instrument.  No such transfer will be made unless the Administrator has determined that the other plan will apply the Code section 401(k) distribution restrictions to the transferred 401(k) accounts.

IN WITNESS WHEREOF, the Company has caused this instrument to be executed by its authorized officers and its corporate seal to be affixed, on the date written below.

Dated:  September 14, 2007

ECOLAB INC.

(Seal)

	By:	/s/Steven L. Fritze
Steven L. Fritze
Executive Vice President and
Chief Financial Officer

Attest:	/s/Sarah Z. Erickson
Sarah Z. Erickson
Associate General Counsel — Corporate
and